U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         NOTIFICATION OF LATE FILING OF
           FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1999

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PART I - REGISTRANT INFORMATION

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Michael Baker Corporation
Airport Office Park, Building 3
420 Rouser Road
Coraopolis, PA  15108

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PART II - RULES 12B-25(B) AND (C)

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The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. The Registrant expects to file the subject Quarterly Report on Form 10-Q on or before the extended filing deadline of November 22, 1999.

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PART III - NARRATIVE

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On  March  5,  1999,  a  subsidiary  of  the  Registrant,  Baker  Mellon  Stuart
Construction, Inc., was terminated from its largest active construction project, which was over 90% completed. The project was being performed for Universal City Development Partners, and included the construction of the new CityWalk entrance to Universal Studios' theme park in Orlando, FL. Both parties subsequently filed lawsuits in this matter.

Certain developments regarding this matter occurred during the third quarter of 1999, and will result in additional financial charges which will have a material adverse effect on the Registrant's results of operations for the quarterly period ended September 30, 1999. These charges have now been quantified, and management is currently working diligently to prepare its third quarter financial statements and its related Quarterly Report on Form 10-Q. Management expects that the Registrant will be able to file the subject Quarterly Report on Form 10-Q on or before November 22, 1999.

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PART IV - OTHER INFORMATION

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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

     J.   Robert White
     Michael Baker Corporation
     Executive Vice President and Chief Financial Officer
     (412) 269-6453

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                              [X]   Yes               [ ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X]   Yes               [ ]   No

     See related Narrative under Part III above.

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SIGNATURE

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Michael  Baker  Corporation  has caused  this  notification  to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  November 15, 1999        By    /s/ J. ROBERT WHITE
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                                       J. Robert White
                                       Michael Baker Corporation
                                       Executive Vice President and
                                        Chief Financial Officer